

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Thomas J. Milani
Chief Financial Officer
Figure Acquisition Corp. I
650 California Street, Suite 2700
San Francisco, CA 94108

> **Re: Figure Acquisition Corp. I**
> **Draft Registration Statement on Form S-1**
> **Submitted January 12, 2021**
> **CIK No. 0001839550**

Dear Mr. Milani:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 12, 2021

Summary, page 1

1. We note your disclosure on pages 137 and F-14, that in the case that additional shares of Class A common stock or equity-linked securities are issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal 20% of the sum of (i) the total number of all shares of common stock outstanding upon the completion of the Proposed Public Offering, plus (ii) the total number of shares of Class A common stock and equity-linked securities issued or deemed issued in connection with or in connection with the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities issued, or to be issued, to any seller in the initial business

combination and any units or warrants issued to our sponsor or its affiliates upon conversion of Working Capital Loans; provided that such conversion of founder shares will never occur on a less than one for one basis. This disclosure appears to be inconsistent with the disclosure on pages 17 and 59, that indicates the percentage is 10%. Please advise or revise.

Founder shares conversion and anti-dilution rights, page 17

2. We note your disclosure that holders of founder shares may elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock at any time. Please clarify the situations and the reasons why holders of founder shares may decide to convert their Class B shares prior to the business combination, especially given the Class B additional voting rights in connection with a business combination.

Shares of Class L Common Stock, page 20

3. Please clarify here and under Description of Securities your disclosure and calculations relating to the L Class shares. Your revisions should also address the following:

- In your example on page 21, the sum of the two price vesting amounts do not equal the total conversion amount.
- In your example on page 22, you state that all of the issued and outstanding shares of Class L common stock will automatically convert into 7,936,508 shares of Class A common stock. However, the conversion ratio for the Class L common stock for a Qualifying Strategic Transaction at an effective price of at least $15 per share is based in part on 20% of the sum of the total number of shares of Class A common stock issued and outstanding upon the consummation of the offering. Describe in greater detail and disclose the assumptions in your example.
- In your discussion regarding a Qualifying Strategic Transaction at an effective price of at least $10 per share, provide a detailed example for each price vesting scenario.
- In your example on page 24, provide greater disclosure and the assumptions used in your calculations, including how this formula works with both the Strategic Transaction events described above the example.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Derek Dostal, Esq.